Exhibit 4.1

THIRD AMENDED AND RESTATED CONVERTIBLE DEBENTURE

THIS CONVERTIBLE DEBENTURE IS SUBJECT TO A CONVERTIBLE DEBENTURE SUBSCRIPTION AGREEMENT DATED OCTOBER 25, 2018, AS AMENDED APRIL 15, 2021, AS AMENDED SEPTEMBER 15, 2022, AS AMENDED DECEMBER 29, 2023 (THE “THIRD AMENDED SUBSCRIPTION AGREEMENT”).

AS DESCRIBED IN THE THIRD AMENDED SUBSCRIPTION AGREEMENT, THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”). ANY TRANSFER OF SUCH SECURITIES WILL BE INVALID UNLESS A REGISTRATION STATEMENT UNDER THE ACT AND AS REQUIRED BY BLUE SKY LAWS IS IN EFFECT AS TO SUCH TRANSFER OR IN THE OPINION OF COUNSEL SATISFACTORY TO THE BORROWER SUCH REGISTRATION IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT AND BLUE SKY LAWS.

$504,500.05	December 29, 2023

WHEREAS, on October 22, 2018, CLS Holdings USA, Inc., a Nevada corporation (the “Maker” or the “Company”) and Navy Capital Green Fund, LP (the “Purchaser”) executed a Subscription Agreement (the “Subscription Agreement”) whereby Purchaser agreed to purchase a Convertible Debenture in the principal amount of $1,000,000 from Maker (the “Original Debenture”);

WHEREAS, on October 31, 2018, Maker executed the Original Debenture in favor of the Purchaser, which was amended on July 26, 2019 pursuant to a First Amendment to Convertible Debenture and form of warrant between Maker and Purchaser;

WHEREAS, on April 15, 2021, the Maker and the Purchaser executed the First Amendment to Subscription Agreement (together with the Subscription Agreement the “Amended Subscription Agreement”);

WHEREAS, pursuant to the Amended Subscription Agreement, the Maker executed an Amended and Restated Debenture on April 15, 2021 (the “Amended and Restated Debenture”), which replaced the Original Debenture;

WHEREAS, effective on September 15, 2022, the Maker and the Purchaser executed the Second Amendment to Subscription Agreement (together with the Amended Subscription Agreement and the Subscription Agreement, the “Second Amended Subscription Agreement”) and a portion of the amounts due under the Amended and Restated Debenture were converted into the Maker’s Units;

WHEREAS, pursuant to the Second Amendment to Subscription Agreement, the Maker executed a Second Amended and Restated Debenture on September 15, 2022 (the “Second Amended and Restated Debenture”), which replaced the Amended and Restated Debenture;

WHEREAS, effective on December 29, 2023, the Maker and the Purchaser executed the Third Amendment to Subscription Agreement (together with the Second Amended Subscription Agreement, the Amended Subscription Agreement and the Subscription Agreement, the “Third Amended SubscriptionAgreement”);

WHEREAS, pursuant to the Third Amended Subscription Agreement, the Maker and the Purchaser now wish to amend and restate the Second Amended and Restated Debenture, which Third Amended and Restated Debenture shall replace the Second Amended and Restated Debenture in all respects, as follows:

For Value Received, CLS Holdings USA, Inc, a Nevada corporation (“Maker”), under the terms of this Convertible Debenture (“Debenture”) promises to pay to the order of Navy Capital Green Fund, LP (“Purchaser”), by check, in lawful money of the United States of America and in immediately available funds, the principal amount of Five Hundred Four Thousand Five Hundred and 04/100 Dollars ($504,500.04) (the “Original Principal Amount”), together with such interest on the Original Principal Amount as provided for below on January 31, 2028 (the “Maturity Date”) if not sooner indefeasibly paid in full.

Interest payable on the Original Principal Amount (including the PIK Amount (as defined below) added thereto, the “Principal Amount”) shall accrue at a rate per annum equal to eight percent (8%) (the “Contract Rate”). Interest shall be (i) calculated on the basis of a 360-day year. Maker shall pay Purchaser a monthly payment on the last business day of each month commencing January 31, 2024 in accordance with Appendix I attached hereto. Payments shall be allocated first to accrued but unpaid interest and then principal.

Interest on the Principal Amount of this Debenture at the Contract Rate that shall have accrued and shall remain unpaid as of December 31, 2023 (the “PIK Amount”) shall be added to the then outstanding Principal Amount.

Maker may, in its sole discretion, pay any amounts due under this Debenture at any time without any premium or penalty.

If at any Measurement Date commencing May 31, 2024 for which financial statements are available, the Company determines that CAFDS exceeds Seven Hundred Fifty Thousand Dollars ($750,000.00), Maker shall provide written notice to Purchaser, no later than ten (10) Business Days following the date of such determination, and Purchaser shall have ten (10) business days from the receipt of such notice to elect to cause Maker to pay to Purchaser Purchaser’s pro rata share, based on the Principal Amount of this Debenture, the debenture held by Navy Capital Green Co-Invest Fund, LLC, and the Canaccord Debentures, of the amount of CAFDS exceeding Seven Hundred Fifty Thousand Dollars ($750,000.00) (the “CAFDS Payment”). Maker shall pay Purchaser the CAFDS Payment within five (5) business days of receipt of Purchaser’s election.

For purposes of this Convertible Debenture, “Canaccord Debentures” means those debentures Maker issued pursuant to that certain Indenture dated as of December 18, 2018, by and between Maker and Odyssey Trust Company, as amended.

For purposes of this Convertible Debenture, “CAFDS” for any period ending on a Measurement Date and for which financial statements are available, means Maker’s unrestricted (as determined in accordance with generally accepted accounting practices, consistently applied) cash on hand, whether from operations or treasury activities.

For purposes of this Convertible Debenture, “Measurement Date” means the last day of each fiscal quarter of Maker.

Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Subscription Agreement.

1.    Conversion. At Purchaser’s option, at any time prior to the close of business on the earlier of (i) the last business day immediately prior to the Maturity Date; or (ii) the Redemption Date (as defined in Section 3 below), the Purchaser may choose to have all or part of the outstanding principal and accrued interest owing to Purchaser repaid in Units at a conversion rate equal to seven cents ($0.07) per Unit, as adjusted pursuant to Section 2 (the “Conversion Price”). In the event Purchaser chooses to convert all or part of the outstanding principal and accrued interest into Units, Purchaser shall give written notice to Maker of such conversion no less than fifteen (15) business days prior to such conversion, and shall surrender the original of this Debenture to Maker, after which Purchaser will have no further rights under this Debenture as to the converted principal and interest, except the right to receive certificates representing the components of the Units. Notwithstanding anything to the contrary in either the Subscription Agreement or this Debenture, if at any time after six (6) months and one (1) day after the date of issuance of the Debenture (the “Closing Date”) the price of a Share on the exchange or trading platform on which the Shares are traded exceeds $0.80 (U.S.) for ten consecutive trading days, the Maker, on not less than thirty (30) days-notice (the end of such notice period, the “Forced Conversion Date”) to the Purchaser, may require conversion of this Debenture, in which case, following the Forced Conversion Date, interest shall cease to accrue on this Debenture and the Purchaser will have no further rights under this Debenture as to the converted principal and interest, except the right to receive certificates representing the components of the Units.

2.    Amendment to the Definition of Unit. Unit, as defined in the Subscription Agreement, shall mean (i) one (1) share of Maker’s Common Stock, par value $0.001, (the “Shares”) and (ii) one-half of one (1) warrant, with each warrant exercisable for three years to purchase a Share at a price of $0.10 (U.S.) (each, a “Warrant”). The description of a Warrant in this Section 2 is intended to modify the description of a Warrant in this Third Amended and Restated Debenture, the Third Amended Subscription Agreement and any other document related to this Third Amended and Restated Debenture, and in the case of any conflict between the description of a Warrant in this Third Amended and Restated Debenture, the Third Amended Subscription Agreement or any other document related to this Third Amended and Restated Debenture, the description in this Third Amended and Restated Debenture shall control.

Without limiting the foregoing, Maker and Purchaser also intend that each warrant heretofore delivered to Purchaser (including, but not limited to, the warrants issued concurrently with the Second Amended and Restated Subscription Agreement) be amended to conform with the foregoing. As such, each warrant issued concurrently with the Second Amended and Restated Subscription Agreement shall be deemed to be exercisable until the date which is three (3) years hereafter at a price of $0.10 per Share, with the same force and effect as though each such warrant were expressly amended on the date hereof to be a Warrant. The foregoing provision is intended to be self-operative and binding on the Maker in all respects, but the Maker shall promptly deliver any documents, instruments and certificates which the Purchaser may request to evidence the same (including, but not limited to, amended and restated warrants).

3.    Adjustment of Conversion Price. The Conversion Price shall be subject to adjustment from time to time as follows:

(a)    If at any time after the date of this Debenture, Maker shall subdivide its outstanding Shares, the Conversion Price and Mandatory Conversion Threshold in effect immediately prior to such issuance or subdivision shall be proportionately reduced. If the outstanding Shares shall be combined into a smaller number of shares, the Conversion Price and Mandatory Conversion Threshold in effect immediately prior to such combination shall be proportionately increased. The Conversion Price and Mandatory Conversion Threshold also shall be appropriately adjusted in the event of the subsequent issuance of Shares or securities convertible into Shares, by way of security dividend or distribution, the issuance of rights, options or warrants to all or substantially all the holders of Shares or the distribution of shares of any other class of shares, rights, options, warrants, evidences of indebtedness or assets.

(b)    Except as set forth herein, if at any time after the date of this Third Amended and Restated Debenture, the Maker shall issue or sell Common Stock, or warrants or options exercisable for Common Stock, preferred stock convertible into Common Stock, or any other securities convertible into Common Stock, in a capital raising transaction, at a consideration per share, or exercise or conversion price per share, as applicable, less than the Conversion Price in effect immediately prior to such issuance, the Conversion Price shall be reduced to such issuance price. For purposes of determining the issuance price, the amount of consideration paid upon issuance of the security and any additional consideration to be paid upon conversion or exercise of the same security shall be combined to determine the total issuance price. The following securities shall be excluded from the foregoing and shall not result in any change to the Conversion Price: (i) capital stock, options or convertible securities issued to directors, officers, employees or consultants of the Maker in connection with their service as directors of the Maker, their employment by the Maker or their retention as consultants by the Maker, (ii) shares of Common Stock issued upon the conversion or exercise of options or convertible securities that were issued and outstanding on the date immediately preceding the date of this Third Amended and Restated Debenture, provided such securities are not amended after the date of this Third Amended and Restated Debenture to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price thereof (iii) securities issued pursuant to the Third Amended and Restated Debenture and securities issued upon the exercise or conversion of those securities, (iv) shares of Common Stock issued or issuable by reason of a dividend, stock split or other distribution on shares of Common Stock (but only to the extent that such a dividend, split or distribution results in an adjustment in the Conversion Price pursuant to the other provisions of this Third Amended and Restated Debenture), and (v) capital stock, options or convertible securities issued as consideration for an acquisition or strategic transaction approved by a majority of the disinterested directors of the Maker, provided that any such issuance shall only be a person or entity (or to the equityholders of an entity) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Maker and shall provide to the Maker additional benefits in addition to the investment of funds, but shall not, for the purposes of this clause (v), include a transaction in which the Maker is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. Notwithstanding the foregoing, no adjustment to the Conversion Price shall be made as a result of the Maker’s sale of securities through February 1, 2024.

(c)    No adjustment in the Conversion Price and/or the number of shares of Common Stock subject to the Debenture need be made if such adjustment would result in a change in the Conversion Price of less than one cent ($0.01) or a change in the number of subject shares of less than one-tenth (1/10th) of a share.

(d)    Upon any adjustment of the Conversion Price hereunder, Maker will compute the adjustment and prepare and furnish to Purchaser a certificate setting forth such adjustment and showing in detail the facts upon which the adjustment is based.

4.    Redemption/Change in Control.

(a)    The Purchaser may, upon not less than thirty (30) days-notice (the end of such notice period, the “Redemption Date”) to Maker following a “Change in Control” (as defined below), require Maker to repurchase the Debenture, in whole or in part, at a price (the “Redemption Price”) equal to 105% of the principal amount of the Debenture outstanding (including any accrued and unpaid interest) on the Redemption Date.

(b)    If holders of ninety percent (90%) or more of the series of debentures of which this Debenture is a part have demanded to require Maker to repurchase their debentures following a Change in Control, the Purchaser agrees to allow Maker to repurchase this Debenture for the Redemption Price on the Redemption Date notwithstanding the fact that the Purchaser has not provided the notice described in section 3(a).

(c)    Following the Redemption Date, interest shall cease to accrue on this Debenture and the Purchaser will have no further rights under this Debenture as to the converted principal and interest, except the right to receive the Redemption Price.

(d)    A “Change in Control,” for purposes of this Debenture, means (i) any event as a result of or following which any person, or group of persons acting jointly or in concert within the meaning of applicable United States securities laws, beneficially owns or exercises control or direction over an aggregate of more than 50% of the then outstanding Shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of Maker. A “Change in Control” does not include a sale, merger, reorganization or other similar transaction if the previous holders of the Shares hold at least 50% of the voting shares of such merged, reorganized or other continuing entity.

5.    Authorized Shares. Until the Maturity Date, Maker shall maintain sufficient numbers of authorized and unissued Shares to permit the full exercise of the conversion of this Third Amended and Restated Debenture and the exercise of any Warrant.

6.    Default.

6.1    Events of Default. With respect to the Third Amended and Restated Debenture, the following events are “Events of Default”:

(a)     Default by Maker in the payment of principal on or any interest payable under the Debenture after fifteen (15) business days’ written notice from Purchaser following the date when the same is due and payable; or

(b)     Default in the due performance or observance of any other material covenant, agreement or provision in the Subscription Agreement, or in this Third Amended and Restated Debenture, to be performed or observed by Maker, and such default shall have continued for a period of thirty (30) business days after written notice thereof to Maker from Purchaser; or

(c)     the occurrence of any of the following:

(i)	the Maker files a petition in bankruptcy or for reorganization or for the adoption of an arrangement under the United States Bankruptcy Code (as now or in the future amended, the “Bankruptcy Code”);

(ii)	the Maker makes a general assignment for the benefit of its creditors;

(iii)

the Maker consents to the appointment of a receiver or trustee for all or a substantial part of the property of Maker or approves as filed in good faith a petition filed against Maker under the Bankruptcy Code; or

(iv)

the commencement of a proceeding or case, without the application or consent of Maker, in any court of competent jurisdiction, seeking (i) its liquidation, reorganization, dissolution or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of Maker or of all or any substantial part of its assets, or (iii) similar relief in respect of Maker under any law relating to bankruptcy, insolvency, reorganization, winding-up or composition or adjustment of debts, and such proceeding or case set forth in (i), (ii), or (iii) above continues undismissed or uncontroverted, or an order, judgement or decree approving or ordering any of the foregoing is entered and continues unstayed and in effect, for a period of sixty (60) business days.

6.2    Acceleration. If any one or more Events of Default described in Section 5.1 shall occur and be continuing, then Purchaser may, at Purchaser’s option and by written notice to Maker, declare the unpaid balance of the Debenture owing to Purchaser to be forthwith due and payable.

7.    Security. In order to permit the Company to grant a security interest in any of the assets that form part of its Nevada operations, the Nevada Cannabis Control Board (“CCB”) must receive notice in advance of the proposed grant of the security interest, and the CCB reserves the right to vet the recipients thereof (including all debentureholders). Maker shall use commercially reasonable efforts to obtain all necessary regulatory approvals to permit it to grant to debentureholders a security interest (“Security”) in certain of its select assets, such as its licenses, inventory (including work in process), equipment (excluding equipment subject to leases or purchase money financing) and contract rights (excluding investments in entities other than wholly-owned subsidiaries); however, the grant of the Security will be subject to CBB approval, which has not yet been requested or received. It is not possible to state with certainty when the effective date of the grant of the Security will occur, if at all. The grant of the Security is subject to the risk that CCB approval for the grant may not be received at all, or may be received with burdensome conditions for Maker and/or one or more of the debentureholders that are not commercially reasonable to comply with and/or may be outside the control of Maker. In the event the Security is ultimately granted to debentureholders, the Maker will retain the ability to subsequently grant a security interest in the same assets comprising the Security to other debtholders of Maker whether existing on the date hereof or incurred by Maker in the future, and which debts are currently secured or may be secured in the future. Anything contained herein to the contrary notwithstanding, whether or not the foregoing is successful, the Maker shall not grant Security in any of its assets whatsoever to any other lender or any other rights to any other creditor, which would have the effect causing the Purchaser’s claim in connection with any such assets to be subordinate to the rights of such third party, it being intended that for all purposes no lien or indebtedness shall be senior to Purchaser’s lien and that the lien of any other indebtedness will be subject and subordinate to this Debenture. Without limiting the foregoing, Maker represents and warrants that (i) any lien of and indebtedness evidenced by any debenture accruing interest at a rate of 15% per annum will be subject and subordinate to this Debenture and (ii) covenants not to issue any indebtedness other than as is subject and subordinate to this Debenture.

8.    Governing Law. This Third Amended and Restated Debenture shall be governed by, and construed and enforced in accordance with, the laws of the state of Nevada, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

9.    Successors. The provisions of this Third Amended and Restated Debenture shall inure to the benefit of and be binding on any successor of Purchaser. This Third Amended and Restated Debenture cannot be assigned by any party hereto except as described in the Third Amended Subscription Agreement.

CLS Holdings, USA, Inc., a

Nevada corporation

By:

Name:

Title:

APPENDIX I

$500,500.05 8% Navy Capital Green
Period	Payment Date	Beginning Balance	Payment	Interest	Principal	Ending Balance
1	1/31/24	$ 504,500.05	$ 8,000.00	$ 3,363.33	$ 4,636.67	$ 499,863.38
2	2/28/24	$ 499,863.38	$ 8,000.00	$ 3,332.42	$ 4,667.58	$ 495,195.80
3	3/31/24	$ 495,195.80	$ 8,000.00	$ 3,301.31	$ 4,698.70	$ 490,497.10
4	4/30/24	$ 490,497.10	$ 8,000.00	$ 3,269.98	$ 4,730.02	$ 485,767.08
5	5/31/24	$ 485,767.08	$ 8,000.00	$ 3,238.45	$ 4,761.56	$ 481,005.52
6	6/30/24	$ 481,005.52	$ 8,000.00	$ 3,206.70	$ 4,793.30	$ 476,212.22
7	7/31/24	$ 476,212.22	$ 8,000.00	$ 3,174.75	$ 4,825.26	$ 471,386.97
8	8/31/24	$ 471,386.97	$ 8,000.00	$ 3,142.58	$ 4,857.42	$ 466,529.54
9	9/30/24	$ 466,529.54	$ 8,000.00	$ 3,110.20	$ 4,889.81	$ 461,639.74
10	10/31/24	$ 461,639.74	$ 8,000.00	$ 3,077.60	$ 4,922.41	$ 456,717.33
11	11/30/24	$ 456,717.33	$ 8,000.00	$ 3,044.78	$ 4,955.22	$ 451,762.11
12	12/31/24	$ 451,762.11	$ 8,000.00	$ 3,011.75	$ 4,988.26	$ 446,773.85
13	1/31/25	$ 446,773.85	$ 8,000.00	$ 2,978.49	$ 5,021.51	$ 441,752.34
14	2/28/25	$ 441,752.34	$ 8,000.00	$ 2,945.02	$ 5,054.99	$ 436,697.35
15	3/31/25	$ 436,697.35	$ 8,240.06	$ 2,911.32	$ 5,328.74	$ 431,368.61
16	4/30/25	$ 431,368.61	$ 8,240.06	$ 2,875.79	$ 5,364.27	$ 426,004.35
17	5/31/25	$ 426,004.35	$ 8,240.06	$ 2,840.03	$ 5,400.03	$ 420,604.32
18	6/30/25	$ 420,604.32	$ 8,240.06	$ 2,804.03	$ 5,436.03	$ 415,168.29
19	7/31/25	$ 415,168.29	$ 8,240.06	$ 2,767.79	$ 5,472.27	$ 409,696.02
20	8/31/25	$ 409,696.02	$ 8,240.06	$ 2,731.31	$ 5,508.75	$ 404,187.27
21	9/30/25	$ 404,187.27	$ 8,240.06	$ 2,694.58	$ 5,545.48	$ 398,641.80
22	10/31/25	$ 398,641.80	$ 8,240.06	$ 2,657.61	$ 5,582.45	$ 393,059.35
23	11/30/25	$ 393,059.35	$ 8,240.06	$ 2,620.40	$ 5,619.66	$ 387,439.69
24	12/31/25	$ 387,439.69	$ 8,240.06	$ 2,582.93	$ 5,657.13	$ 381,782.56
25	1/31/26	$ 381,782.56	$ 8,240.06	$ 2,545.22	$ 5,694.84	$ 376,087.72
26	2/28/26	$ 376,087.72	$ 8,240.06	$ 2,507.25	$ 5,732.81	$ 370,354.92
27	3/31/26	$ 370,354.92	$ 8,240.06	$ 2,469.03	$ 5,771.02	$ 364,583.89
28	4/30/26	$ 364,583.89	$ 8,240.06	$ 2,430.56	$ 5,809.50	$ 358,774.40
29	5/31/26	$ 358,774.40	$ 8,240.06	$ 2,391.83	$ 5,848.23	$ 352,926.17
30	6/30/26	$ 352,926.17	$ 8,240.06	$ 2,352.84	$ 5,887.22	$ 347,038.95
31	7/31/26	$ 347,038.95	$ 8,240.06	$ 2,313.59	$ 5,926.46	$ 341,112.49
32	8/31/26	$ 341,112.49	$ 8,240.06	$ 2,274.08	$ 5,965.97	$ 335,146.51
33	9/30/26	$ 335,146.51	$ 8,240.06	$ 2,234.31	$ 6,005.75	$ 329,140.77
34	10/31/26	$ 329,140.77	$ 8,240.06	$ 2,194.27	$ 6,045.79	$ 323,094.98
35	11/30/26	$ 323,094.98	$ 8,240.06	$ 2,153.97	$ 6,086.09	$ 317,008.89
36	12/31/26	$ 317,008.89	$ 8,240.06	$ 2,113.39	$ 6,126.66	$ 310,882.23
37	1/31/27	$ 310,882.23	$ 8,240.06	$ 2,072.55	$ 6,167.51	$ 304,714.72
38	2/28/27	$ 304,714.72	$ 8,240.06	$ 2,031.43	$ 6,208.63	$ 298,506.09

$500,500.05 8% Navy Capital Green
Period	Payment Date	Beginning Balance	Payment	Interest	Principal	Ending Balance
39	3/31/27	$ 298,506.09	$ 8,240.06	$ 1,990.04	$ 6,250.02	$ 292,256.08
40	4/30/27	$ 292,256.08	$ 8,240.06	$ 1,948.37	$ 6,291.68	$ 285,964.39
41	5/31/27	$ 285,964.39	$ 8,240.06	$ 1,906.43	$ 6,333.63	$ 279,630.77
42	6/30/27	$ 279,630.77	$ 8,240.06	$ 1,864.21	$ 6,375.85	$ 273,254.91
43	7/31/27	$ 273,254.91	$ 8,240.06	$ 1,821.70	$ 6,418.36	$ 266,836.56
44	8/31/27	$ 266,836.56	$ 8,240.06	$ 1,778.91	$ 6,461.15	$ 260,375.41
45	9/30/27	$ 260,375.41	$ 8,240.06	$ 1,735.84	$ 6,504.22	$ 253,871.19
46	10/31/27	$ 253,871.19	$ 8,240.06	$ 1,692.47	$ 6,547.58	$ 247,323.61
47	11/30/27	$ 247,323.61	$ 8,240.06	$ 1,648.82	$ 6,591.23	$ 240,732.37
48	12/31/27	$ 240,732.37	$ 8,240.06	$ 1,604.88	$ 6,635.17	$ 234,097.20
49	1/31/28	$ 234,097.20	$ 235,657.85	$ 1,560.65	$ 234,097.20	$ -
			$ 627,819.84	$ 123,319.79	$ 504,500.05